UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10145

Lyondell Chemical Company
(Exact name of registrant as specified in its charter)

1221 McKinney St.
Suite 700
Houston, Texas 77010
(713) 652-7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.875% Senior Notes due 2017
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☐ Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(1)(i) ☑ Rule 12h-3(b)(1)(ii) ☐ Rule 12h-3(b)(2)(i) ☐ Rule 12h-3(b)(2)(ii) ☐ Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:

6.875% Senior Notes due 2017: None*

*All of the remaining 6.875% Senior Notes due 2017 have been redeemed.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lyondell Chemical Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2008                                                                 LYONDELL CHEMICAL COMPANY

    By:       /s/ Gerald A. O'Brien
Name:  Gerald A. O'Brien
Title:    Vice President, Deputy General Counsel